Filed by Total Fund Solution (SEC File No. 333-261355)
pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-6 under the Securities Exchange Act of 1934, as amended

Subject Company: AMG Managers CenterSquare Real Estate Fund
SEC File No. 811-06520

Shareholder Services

Shareholder Name
Address 1
Address 2
Address 3

IMPORTANT NOTICE

Re: AMG Managers CenterSquare Real Estate Fund

Dear Shareholder:

We have tried unsuccessfully to contact you, whether by mail or by phone, regarding a very important matter concerning your investment in AMG Managers CenterSquare Real Estate Fund. This matter pertains to an important operating initiative for the Fund for which we need your consideration and response.

It is very important that we speak to you regarding this matter. Please call toll-free at 1-877-478-5042 between 9:00 a.m. and 11:00 p.m. Eastern Time, Monday through Friday. At the time of the call, please reference the Investor ID listed below.

INVESTOR PROFILE:
Investor ID: XXXXXXXX	Security ID: XXXXXXXX
Shares owned: XXXXXXXXX	Household ID: XXXXXXXX

There is no confidential information required and the call will only take a few moments of your time. Please contact us as soon as possible. Thank you for your time and consideration.

Sincerely,

Keitha L. Kinne
President
AMG Funds I

For more information, please refer to the proxy statement sent to shareholders on January 5, 2022, which can be found at vote.proxyonline.com/AMG/docs/AMGMCREF.pdf. Please read the proxy statement carefully because it contains important information.

OFFICIAL BUSINESS_ This is not a scam, fraud or a scheme. This document relates to your investment in AMG Managers CenterSquare Real Estate Fund.